GRAND PERFECTA, INC.

21st Floor, South Tower

New Pier Takeshiba

1-16-1, Kaigan, Minato-ku

Tokyo, Japan 105-0022

June 3, 2015

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	J. Nolan McWilliams
Sonia Bednarowski

Re:	Grand Perfecta, Inc.
Form 10-12G
File No. 000-55423

Ladies and Gentlemen:

Grand Perfecta, Inc. (the “Company”, “us” or “we”) has received your letter dated May 12, 2015 (“Letter”) regarding its registration statement on Form 10-12G. The Company appreciates your comments and guidance.

Pursuant to your request the Company is providing this response to the Letter. To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below and are followed in each case by our response. Furthermore, the Company is filing an amendment to the registration statement concurrently with this response that includes changes we believe are appropriate to be responsive to the comments in the Letter. The amendment also includes corrections that were made in the course of preparing the amendment.

General

Question 1. Please confirm your understanding that your registration will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

Response: This will confirm the Company’s understanding that the registration will become effective automatically 60 days after filing, and that upon effectiveness the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if the staff of the Commission has not completed its review of the Company’s filing.

Question 2. Please tell us what consideration you gave to whether you were required to register your common stock within 120 days after the last day of your fiscal year end pursuant to Section 12(g) of the Exchange Act. In this regard, we note that as of July 31, 2013 you had $14,149,893 in total assets, that as of July 31, 2014 you had $15,897,561 in total assets, and that as of March 15, 2015 you had 596 record holders.

Response: Page 1 - Explanatory Note. The Company began the process of registering its common stock under the Exchange Act after the end of fiscal year 2014 when it engaged an independent accounting firm to audit the Company’s financial statements. At this time the historical financial statements of the Company had not been prepared in accordance with US GAAP and SEC regulations. The Company engaged a consulting firm to assist with the process of converting its financial statements to GAAP, so that the financial statements could be audited. This process took much more time than the Company anticipated. The Form 10 was filed approximately eight days after the auditor issued its report on the financial statements for the years ended July 31, 2014 and 2013, and thus the Company did file the Form 10 soon after the audit report was available. The Company engaged experienced legal counsel in January 2015, who has already advised the Company on its filing obligations and deadlines going forward. The Company is committed to completing and filing its reports on time in the future.

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Item 1. Business

Company Overview and History, page 2

Question 3. Please discuss the ability of investors to enforce a judgment obtained in U.S. courts or to effect service of process on your officers and directors. We note that your assets and all of your officers and directors are located outside of the United States.

Response: Page 2. New disclosure has been added in response to the comment.

Question 4. We note that your directors and officers have 80.5% of the voting power. Please discuss the effect such control may have on your business and your shareholders.

Response: Page 1. New disclosure has been added in response to the comment. Please note the Company discovered an error in the original calculation of the stock percentages in the stock ownership table (it was calculated based on voting power, not stock ownership), and this table has been corrected.

Our Business, page 3

Question 5. Please clarify the services you currently provide, including how you earn revenues from each, the importance of each to your business, and the percentage of revenues you earn from each and through which subsidiaries you provide each service. In addition, if there are services you do not currently provide but are developing or currently have plans to develop, please disclose, to the extent material, a timeline and the estimated cost of developing such new services. For example, we note the following:

•	on page 3, you disclose that you provide “support for print publications” and that you are involved with “public events and media programs related to the horse racing industry.” Please describe the types of events you have produced and managed or how you earn revenues from such events and TV shows;
•	on your website you state that you provide services such as desktop publishing, advertising planning, website planning consultation, website layout, website design, coding, program development, system development, database development, server design, management support for athletes and others associated with horseracing, and promotion activities for attracting customers for third parties. You also state that Umajin HK engages in data distribution, software production, advertising and advertising agency services. Discuss, to the extent material, all of the services you provide to third parties and describe any plans you have to develop a consulting business; and
•	finally, please describe the collaborations you reference on page 4, where you disclose that you “work with Umajin Japan with respect to...providing services such as consulting, planning of magazines and other collaborations.”

Response: Page 3, Page 5. The disclosure has been revised to clarify that the primary source of revenue is subscription payments from users of the Company’s information services. Historically, subscriptions account for approximately 95% of revenue. The Company derives almost all the rest of its revenue from fees from providing mailing labels to third parties. The mailing label service is not the focus of the Company’s business activity or its effort to generate revenue. It is a low cost opportunity to generate a little extra revenue as a sideline, so the Company does not believe the disclosure of more detail on this sideline is material to an understanding of the Company’s business.

The services listed on our website and that are referenced in the second bullet point above are not intended to be primary revenue generating activities. The Company pursues these activities to promote horse racing and expand the base of potential subscribers to the Company’s online information services. Disclosure to that effect has been added.

Additional disclosure regarding Umajin Japan has been added.

Question 6. Please identify which of the subsidiaries listed on pages 3 and 4 are owned by LinkBit Consulting Co, Ltd. and which are owned by Umajin HK. In addition, please clarify which website address or addresses are owned and operated by Umajin HK. In this regard, we note your disclosure on page 6 that your “various websites [are] owned and operated by wholly owned subsidiaries of LinkBit and Umajin HK.”

Response: Page 4. The disclosure has been revised to add the clarification you requested.

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Question 7. Please disclose the different types of subscriptions you offer in Japan and Hong Kong, including the price of each subscription, the percentage of paying subscribers for each subscription and the length of time each subscription lasts. In addition, please disclose the number of paying subscribers you have in Hong Kong. In this regard, we note your disclosure on page 4 that your subscribers pay access fees that range between $4.00 and $400.00 and your disclosure that at January 31, 2015 you had 83,000 paying subscribers in Japan and approximately 950 subscribers in Hong Kong.

Response: Page 4. We have provided disclosure on the subscription price ranges and the number of subscribers in Japan and Hong Kong. We note that the number of potential subscription options available for subscribers across our websites is substantial. Our revenue represents a large number of subscriptions across a large menu of potential options rather than a large number of subscriptions in a small number of subscription offerings. Accordingly, we do not believe adding information on the number of paying subscribers for each subscription is material to an understanding of the Company’s business.

Question 8. Please expand your discussion regarding how you sell your subscriptions by disclosing to whom you pay commissions and briefly describing the terms of your agreements regarding commissions. In this regard, we note your disclosure in Management’s Discussion and Analysis and your Financial Statements regarding commissions.

Response: The Company does not pay sales commissions. The Company believes the disclosure provided in response to the foregoing comments and the discussion in the comments below address this comment.

Question 9. We note your disclosure that you have a two-year advertising agreement with Nikkan Sports Hunbun Co., Ltd. and Tokyo Sports Shinbunsha Co., Ltd. Please briefly describe the frequency in which you advertise in each and, if known, the circulation and geographic region of each.

Response: Page 4. Additional disclosure has been added in response to the comment.

Question 10. Please disclose the number of paying subscribers Umanjin.net has of the most recent practicable date. We note your disclosure that Umajin.net has approximately 480,000 non-paying subscribers.

Response: Page 5. The disclosure has been revised to clarify the subscribers are non-paying.

Magazines and Other Publications, page 4

Question 11. We note your disclosure on page 5 that LinkBit assists with the production of “Ba Kyun!,” a TV program that airs weekly. Please briefly describe the type of production assistance you provide, the television program you help produce, the revenues you earn from your production assistance, and how this provides publicity to your brand.

Response: Page 5. As noted in previous responses, the Company does not generate revenue from this activity. Additional disclosure has been added in response to the comment.

Content, page 5

Question 12. Please discuss the content of Umajin HK publications, including a description of the type of soccer games you cover. In this regard, we note your disclosure on page 4 that you provide information about “soccer in Hong Kong for Hong Kong residents.” Similarly, please discuss the competitive business conditions in Umajin HK’s market.

Response: Page 5. The Company has modified its disclosure in response to the comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Revenue Recognition, page 8

Question 13. Please discuss here each product or service you offer, and how you earn and record revenue on each. Specifically, your disclosure on page 3 indicates the three major ways you earn revenue are (1) providing information on horse racing through the Internet and by phone, (2) publication of horse racing email magazines and providing support for print publications, and (3) other public events and media programs related to the horse racing industry. Your revised disclosure should discuss your revenue recognition policy for all three types of business operations. The disclosure on page F-11 should be similarly revised.

Response: Our disclosure on pages 3-4 states we deliver information services on a subscription basis to generate revenue. The majority of the revenue is generated by per item sales. For all users, payment is received at the time of purchase. Therefore we recognize revenue for per-item sales when we supply the requested information to the user. For subscriptions that span a period of time, we recognize revenue over the term of the subscription. We will add this disclosure to future filings.

Question 14. As a related matter, please tell us in your response how you incur commission expenses. Please specifically address how these expenses relate to each revenue stream, to whom these expenses are paid, the types of agreements under which these are calculated, and why you do not consider this expense as a cost of sale.

Response: We have historically viewed commission expenses not as a percentage of revenue (such as a sales commission), but rather as payments in general. This account is comprised of a variety of costs including bank fees, accounting and legal fees, credit card fees, as well as payments to information providers such as former jockeys, former trainers and journalists.

Given that the information we accumulate is used for both revenue generating and non-revenue generating distribution, we could not make a direct link with specific revenue stemming from these costs. So we classified it as operating expenses instead of costs of sales.

We note the substance of the staff’s comment and are evaluating whether it is appropriate in future filings to change the presentation of our statement of operations from the two step method, with gross profit identified, to the single step method where all costs are deducted from revenue to arrive at net operating income. However, we have not concluded that this presentation is more informative with respect to the way we generate revenue and, in our view, the current approach is a fair presentation of our operating expenses.

Net Sales, page 9

Question 15. You state that your revenues declined in part attributable to an increase in the consumption tax rate. Please discuss the material effects, if any, the increase in the consumption tax rate is expected to have on demand for your services in subsequent periods.

Response: In April 2014, the consumption tax rate was raised from five to eight percent of sales. We did not raise the prices for our service to correspond to this increase in the consumption tax. As a result, our sales, net of the consumption tax, decreased in the second half of 2014. The trend in Japan is for the consumption tax to decrease temporarily after an increase, then go back to the increased level. Based on this expectation, we do not expect any further erosion of our sales as a result of the increase in the consumption tax.

Question 16. You state on page 9 that you “planned to start a new service in late 2014, which was delayed until February 2015,” and that you expect this service to generate an increase in sales during future quarters. Please revise your business section to describe this service so that investors understand how you are earning or intend to earn revenues from this service.

Response: Page 4. Additional disclosure has been added in response to the comment.

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Liquidity and Capital Resources, page 12

Question 17. Please discuss specific plans to obtain additional capital to fund operations within the next twelve months and the ramifications if you are unable to meet your liquidity needs. We note in this regard your net cash used in operations, working capital deficit, and that approximately $6.627 million of short-term liabilities mature by July 31, 2015.

Response: Page 12. We have added additional disclosure regarding the issue raised in the comment.

Question 18. In this regard, please discuss the effects of your working capital deficit for the six months ended January 31, 2015 and fiscal year ended July 31, 2014 on your operating cash flows and liquidity and discuss the significance of operating with negative working capital in light of your business model and the industry in which you operate.

Response: Page 12. We have added additional disclosure regarding the issue raised in the comment.

Directors and Executive Officers, page 15

Question 19. For each director, please briefly discuss the specific experience, qualifications, attributes or skill that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure pursuant to Item 401(E)(1) of Regulation S-K.

Response: Pages 16-17. Additional disclosure has been added in response to the comment.

Security Ownership of Certain Beneficial Owners and Management page 15

Description of Registrant’s Securities to be Registered, page 20

Preferred Stock, page 20

Question 20. Please disclose here the number of shares of your Series A Convertible Preferred Stock [were] issued and outstanding as of the most recent practicable date. In this regard, we note your disclosure on page 15 that Mr. Watanabe holds 100,000 shares of Series A Convertible Preferred Stock and your disclosure on page F-14 that as of July 31, 2014, you had 100,000 shares of Series A Convertible Preferred Stock issued and outstanding.

Response: Page 21. The additional disclosure has been added.

Note 4 – Due from Related Parties, page F-12

Question 21. We note from your disclosure here that the counterparties to these receivables include employees, directors, and other related parties. We further note your disclosure that subsequent to the year ended July 31, 2014, you settled the amounts due from related parties in full, but your balance sheet indicates $466,883 outstanding as of January 31, 2015. Please tell us whether the amounts outstanding as of January 31, 2015 continue to be outstanding and, if so, the terms of these receivables. Also, in light of the disclosure that in March 2015 you settled the entire amount of the outstanding balances due from related parties as of July 31, 2014 of $1,046,647, please tell us why this amount is not outstanding at January 31, 2015. Please also tell us whether you intend to continue making these loans from time to time and, if so, how you intend to comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives.

Response: We have recorded the net amount of loans to and from officers with respect to outstanding amounts. The balances as of July 2014 and January 2015 are as follows:

•	July 2014 - Loans to officer totaled $1,879,647; loans from officers totaled $833,000; the total net amount recorded was thus $1,046,647.
•	January 2015 - Loans to officers totaled $1,656,823; loans from officers totaled $1,190,000; thus the net amount recorded was $466,883.
•	All such amounts owed by the company were repaid in full in March 2015. Remaining amounts are only loans from officers to the Company, totaling $1,190,000.

The Company understands the restrictions on loans from registered companies to officers and directors imposed by Section 13(k) of the Exchange Act and discontinued the practice of making such loans before the initial filing of the Form 10.

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Confirmation:

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the additional time you allowed for filing the response. If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 536-6667.

Sincerely,

Grand Perfecta, Inc.,

/s/ Shuya Watanabe

Shuya Watanabe, Chief Executive Officer

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